Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available in the Charter Resource Center on Charter’s website.

Charter Resource Center

Facts About The Charter Merger

Superior Customer Experience
Recognizing the negative view that many Americans have of cable customer service, New Charter will focus on improving customer service and will leverage the transaction to better our relationships with our customers across our footprint.

American Jobs
New Charter will continue to create thousands of U.S.-based jobs by hiring for customer service call centers and field technician operations located throughout the country and returning TWC call center jobs to the U.S.

Free & Open Internet
New Charter will continue to commit to a free and open Internet. New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

Latest News
RECENT UPDATES ABOUT NEW CHARTER

Charter’s Chances With Time Warner Cable Look Good
24 Jun
Originally appeared on The Wall Street Journal June 24, 2015 By: Miriam
Read More →¨https://charterresourcecenter.com/charters-chances-with-time-warner-cable-look-good/

Analyst: 80%-85% chance that feds will approve Charter-TWC deal
22 Jun
Originally appeared on Fierce Cable June 22, 2015 By: Daniel Frankel New
Read More → https://charterresourcecenter.com/analyst-80-85-chance-that-feds-will-approve-charter-twc-deal/

Charter CEO Tom Rutledge Promises More Jobs, Fewer Home Visits
17 Jun
Originally appeared in The Hollywood Reporter June 17, 2015 Paul
Read More → https://charterresourcecenter.com/charter-ceo-more-jobs-fewer-home-visits/

New Charter Footprint

Follow us on Twitter

Charter President and CEO Tom Rutledge's Statement on the Passing of @comcast founder Ralph Roberts: http://t.co/uguN40oK9z
5 days ago [https://twitter.com/chartercompr/statuses/611937755774513152]

@Krifit37 Please contact the @Charter handle regarding this question. Thank you.
6 days ago [https://twitter.com/chartercompr/statuses/611635678804180993]

Charter Communications Statement Regarding @FCC Adoption of Lifeline Further Notice of Proposed Rulemaking: http://t.co/9QcUrygBdx
6 days ago [https://twitter.com/chartercompr/statuses/611635276864077824]

Charter to Participate in Guggenheim TMT Symposium in #NewYorkCity on June 17th: http://t.co/AvNhdvoB8T
2 weeks ago [https://twitter.com/chartercompr/statuses/609078335893835776]

We were happy to lend a hand and deliver donuts to active #military and #veterans as part of #NationalDonutDay. https://t.co/YWq4uo0nW1
2 weeks ago [https://twitter.com/chartercompr/statuses/607983604036009984]

Charter employees to rebuild a #Billings #Montana home: http://t.co/LSwU1VmCZK @RebldgTogthr #CharterourCommunity http://t.co/c69J3EM8A7
3 weeks ago [https://twitter.com/chartercompr/statuses/605826609187155969]

Charter promotes staying active with donation to #StLouis community center @nflplay60 @STLouisRams @ChaseReynolds34 http://t.co/nMkS9KndrR
4 weeks ago [https://twitter.com/chartercompr/statuses/604331880045924352]

Charter Communications to Merge with @TWC and Acquire @BrightHouseNow : http://t.co/Q7FumMRZzz
4 weeks ago [https://twitter.com/chartercompr/statuses/603141680234164224]

Safe #Summer tips just in time for the long weekend: http://t.co/tsqa66RZs4 @RebldgTogthr #CharterourCommunity http://t.co/HoJXR57bdF
1 month ago [https://twitter.com/chartercompr/statuses/601846388264148992]

Check out our new Spectrum TV ads produced by @HudsonHouston in this @AgencySpy article: http://t.co/KSZKhPGmep @wwsaatchi
1 month ago [https://twitter.com/chartercompr/statuses/601817121086119936]

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.